CSM

Corporate Affairs

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 28
F +31 20 590 63 60
E mariette.mantel@csm.nl
I www.csm.nl

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


SEC MAIL
PROCESSING
RECEIVED
2006
160
SECTION

Subject CSM nv, (SEC File No. 82-34886)

Date October 12, 2006


06017928

SUPPL

Dear Sirs:

On behalf of CSM nv (the "Company"), we furnish, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), copy of the following documents:

- Press release 10 October, 2006: CSM updates financial market on bakery supplies business
- Press release 10 October 2006: CSM optimizes its Bakery activities in Italy

The foregoing documents represent information that CSM is required to provide to its shareholders under the provisions of Dutch law and/or stock exchange listing requirements applicable to CSM. In accordance with Rule 12g3-2(b), these materials are not deemed to be "filed" with the Commission within the meaning of the 1934 Act.

Kindly indicate your receipt of this package by stamping the enclosed copy of this transmittal letter and returning it in the postage-paid envelope provided. Thank you.

Very truly yours,



Mariëtte Mantel
CSM nv

PROCESSED
NOV 02 2006
THOMSON
FINANCIAL

10/31

Enclosure(s)

CSM nv
Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 63 20
F +31 (0)20 590 62 17
E marjolein.vanderdrift@csm.nl

CSM

Press Release

CSM UPDATES FINANCIAL MARKET ON BAKERY SUPPLIES BUSINESS

Diemen, the Netherlands, 10 October, 2006 - In a meeting with investors and financial analysts today 10th October and tomorrow 11th October, CSM will present its view on the bakery supplies market and the strategy to deliver profitable growth and shareholder value.

In 2005 CSM announced a strategic plan for bakery supplies that will result in cost savings of € 75 million being generated between 2005-2008 as part of the 3S program. Half of the cost savings will benefit operating profits and half will be invested in growth initiatives with the aim of strengthening organic growth.

At the investor meeting, CSM will expand on its growth strategy for bakery supplies, supply chain initiatives and enhancements to its innovation program.

CSM has a target of increasing operating margins to 8-10% and return on capital employed to 11-13% by 2008 for bakery supplies. The growth initiatives should result in organic growth of 1-2% above market growth by 2008.

For more information on the bakery supplies seminar and to view the presentations from the meeting, please visit www.csm.nl.

For more information, please contact:
Press: Marjolein van der Drift, Communications Manager, tel. +31 (0)20 5906320 / cellphone +31 (0)6 5352 7622
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906228 / cellphone +44 (0)7767 227506

Background information
CSM is a global producer and distributor of bakery products and food ingredients. CSM's main product groups include bakery ingredients and products, lactic acid and lactic acid derivatives, and sugar. With these activities CSM has an annual turnover of EUR 2.6 billion and a workforce of approximately 8,300. CSM operates in Europe, the United States, Canada, Brazil, and Asia. More information: www.csm.nl


SEC MAIL PROCESSING
RECEIVED
160
SECTION

CSM

Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 62 16
F +31 20 590 62 17
E marjolein.vanderdrift@csm.nl
I www.csm.nl

Press release

CSM OPTIMIZES ITS BAKERY ACTIVITIES IN ITALY

Diemen, The Netherlands, 10 October 2006 – CSM has informed the personnel of BakeMark Italy, the trade unions and the municipality of Crema of its intention to reorganize its operations in Italy and concentrate its production at one site.

A major cost savings and restructuring program is set in place to ensure efficient operations that fits in the European manufacturing network of CSM. The specialization of the factory creates a better focus on specific strategic areas related to the market of bakery supplies where BakeMark Italy enjoys a leading position. Non-value added co-packing activities will be stopped and the production of flour based mixes will be moved to other specialized factories of CSM in Europe.

Approximately 68 people will be affected by redundancies. CSM expects the reorganization to be completed in quarter 4 of 2007.

These steps at BakeMark Italy are in line with earlier announcements by CSM on its intention to reinforce its market positions and organizations under its global 3S program (*a Strong company, a Sharp team, and a Solid performance*). The 3S program has already led to many restructuring measures in different countries and to EUR 35 mln cost savings as at the first half of 2006.

For more information, please contact:
Press: Marjolein van der Drift, Communications Manager, tel.+31 (0)20 5906320 / cellphone +31(0)6 5352 7622
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906317 / cellphone +44 (0)7767 227506

CSM is a global producer and distributor of bakery products and food ingredients. CSM's main product groups include bakery ingredients and products, lactic acid and lactic acid derivatives, and sugar. With these activities CSM has an annual turnover of EUR 2.6 billion and a workforce of approximately 8,300. CSM operates in Europe, the United States, Canada, Brazil, and Asia. More info: www.csm.nl


SEC MAIL PROCESSING
RECEIVED
OCT 2006
WASH. D.C.
160
SECTION